WRITER’S DIRECT: (646) 428-3210 E-MAIL: ehl@dhclegal.com

April 12, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549
Attention: David Lin

Re:	Bit Digital, Inc. Registration Statement on Form F-1 Filed March 10, 2021 File No. 333-254060

Dear Mr. Lin:

As securities counsel to Bit Digital, Inc. (the “Company”), we are responding to the Staff’s Comment Letter dated April 6, 2021. We have submitted Amendment No. 1 to the above-captioned Registration Statement on this date reflecting the Company’s responses. We have also updated the financial statements for the year ended December 31, 2020. Set forth below are the Company’s responses in the same order of the comments which we repeated below.

Registration Statement on Form F-1

Related Party Transactions, page 109

1.	We note your disclosure on page 109 regarding transactions with related parties. Please revise to provide the complete disclosure called for by Item 7.B of Form 20-F and specifically address each related party transaction for the preceding three financial years through the date of the information currently provided.

Response:	This comment has been complied with.

Division of Corporation Finance

U.S. Securities and Exchange Commission

April 12, 2021

Exhibits

2.	We note that your auditor’s consent filed under Exhibit 23.1 is undated. In your next amendment, please provide currently dated and signed consents from your auditors, as applicable.

Response:	This comment has been complied with.

Please advise as to when we may submit an acceleration request.

Please do not hesitate to call me at (516) 383-1808.

Very truly yours,

DAVIDOFF HUTCHER & CITRON LLP

By:	/s/ Elliot H. Lutzker
Elliot H. Lutzker

EHL/taf

cc:	Erke Huang, CFO